

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 4, 2017

James Hagedorn
Chief Executive Officer
The Scotts Miracle-Gro Company
14111 Scottslawn Road
Marysville, OH 43041

> **Re: The Scotts Miracle-Gro Company**
> **Registration Statement on Form S-4**
> **Filed December 28, 2016**
> **File No. 333-215346**

Dear Mr. Hagedorn:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Donald E. Field at (202) 551-3680 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Adam L. Miller, Esq.
        Vorys, Sater, Seymour and Pease LLP